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                                                            OMB APPROVAL
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                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                               ------------------
                                 SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)


                           Seer Technologies, Inc.
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                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)


                                   815780 10 1
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                                 (CUSIP Number)


                                   Arie Kilman
                             Level 8 Systems, Inc.
                           1250 Broadway, 35th Floor
                               New York, NY 10001
                                 (212) 244-1234
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                December 31, 1998
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 815780 10 1               SCHEDULE 13D              Page 2 of 6 Pages



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   1   NAME OF REPORTING PERSON
       Level 8 Systems, Inc.

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       11-2920559


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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]


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   3   SEC USE ONLY




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   4   SOURCE OF FUNDS*
       WC
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E)                                         [ ]


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   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       New York
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   NUMBER OF      7    SOLE VOTING POWER
     SHARES            10,987,152 shares of Common Stock
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             10,987,152 shares of Common Stock
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER


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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       10,987,152 shares of Common Stock

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       69.4%

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  14   TYPE OF REPORTING PERSON*

       CO


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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No. 815780 10 1            SCHEDULE 13D              Page 3 of 6 Pages



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   1   NAME OF REPORTING PERSON
       Liraz Systems Ltd.

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       00


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Israel


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            -0-
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             10,987,152 shares of Common Stock
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             -0-
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       10,987,152 shares of Common Stock

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       10,987,152 shares of Common Stock

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       69.4%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO


--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

          This Schedule 13D is being filed by Level 8 Systems, Inc., a New York corporation ("Level 8"), and Liraz Systems Ltd., an Israeli company ("Liraz"), (each, individually, a "Reporting Person" and collectively, the "Reporting Persons"), in connection with (i) the acquisition of approximately 69% of the outstanding voting stock of Seer Technologies, Inc., a Delaware corporation (the "Issuer") (the "Issuer's Securities"), pursuant to an agreement dated November 23, 1998 (the "Acquisition Agreement") between Level 8, on one hand, and Welsh Carson Anderson & Stowe VI, L.P. ("WCAS VI") and certain parties affiliated or associated with WCAS VI (collectively, the "WCAS Parties"), and (ii) the tender offer by the Reporting Persons to purchase for $0.35 per share, net to the seller in cash, all the issued and outstanding common shares, par value $0.01 per share, of Issuer not already owned by the Reporting Persons, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 1, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer"), copies of which are filed as Exhibits 99.1 and 99.2 hereto, respectively.


Item 1.           Security and Issuer

     This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of the Issuer. The Issuer's principal executive offices are located at 8000 Regency Parkway, Cary, North Carolina 27511.


Item 2.           Identity and Background

     (a) - (c): This Schedule 13D is being filed on behalf of the Reporting Persons. The principal executive offices of Level 8 are located at 1250 Broadway, 35th Floor, New York, New York 10001. The principal executive offices of Liraz are located at 5 Hatzoref Street, Holon 58856 Israel.

     (d) & (e): During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting them to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


Item 3.           Source and Amount of Funds or Other Consideration

     The information set forth in "Introduction"; "Special Factors -- The Acquisition Agreement" and "Special Factors -- Financing of the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.


Item 4.           Purpose of Transaction

     (a) - (j): The information set forth in the "Introduction"; "Special Factors - Purpose and Structure of the Transaction; Plans for the Company"; "Special Factors - Interests of Certain Persons in the Offer and the Merger"; "Special Factors - The Acquisition Agreement" and "The Tender Offer - Effect of the Offer on the Market for the Shares; Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer

     (a): As of the date of this Schedule, the Reporting Persons may be deemed to beneficially own 10,987,152 shares of Common Stock. The Reporting Persons beneficially own 69.4% of the outstanding Common Stock of Issuer.

          (b): Under the Acquisition Agreement, prior to January 1, 2001, (i) at any meeting of shareholders of Level 8, each WCAS Party is required to grant a proxy to one or more individuals named by Level 8 to vote all that WCAS Party's Level 8 common shares, and (ii) no WCAS Party may sell, exchange or otherwise assign or transfer any Level 8 common shares they beneficially own without prior written consent of Level 8, subject to certain exceptions. As of the date of this Schedule, Liraz and Level 8 may be deemed to share voting power and/or investment power with respect to the Level 8 common shares beneficially owned by the WCAS Parties and, therefore, Liraz may be deemed beneficially to own a majority of the common shares of Level 8 and, therefore, Liraz and Level 8 may be deemed benefically to own the Issuer's Securities.

     (c): The information set forth in the "Introduction"; "Special Factors - Background of the Transaction"; "Special Factors - Purpose and Structure of the Transaction; Plans for the Company"; "Special Factors - Interests of Certain Persons in the Offer and the Merger"; "Special Factors - The Acquisition Agreement"; "The Tender Offer - Terms of the Offer" and "The Tender Offer - Certain Information Concerning the Purchaser" of the Offer to Purchase is incorporated herein by reference.

     (d): Not applicable.

     (e): Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as described herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including, but not limited to any agreements concerning (i) transfer or voting of any securities of the Company,
(ii) finder's fees, (iii) joint ventures, (iv) loan or option arrangements, (v) puts or calls, (vi) guarantees of profits, (vii) division of profits or loss or
(viii) the giving or withholding of proxies.


Item 7.  Material to Be Filed as Exhibits

99.1     Offer to Purchase dated February 1, 1999
99.2     Letter of Transmittal
99.3 Agreement, dated November 23, 1998, between Level 8, on one hand, and Welsh Carson Anderson & Stowe VI, L.P. ("WCAS VI") and certain parties affiliated or associated with WCAS VI is incorporated by reference to
         Exhibit 2.1 of Level 8's Report on Form 8-K filed with the Securities and Exchange Commission on January 15, 1999.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 1, 1999


                                           LEVEL 8 SYSTEMS, INC.


                                           By: /s/ Arie Kilman
                                               Name: Arie Kilman
                                               Title:Chief Executive Officer and
                                                     Chairman of the Board



                                               LIRAZ SYSTEMS LTD.


                                           By: /s/  Arie Kilman
                                               Name: Arie Kilman
                                               Title:Chairman of the Board
                                                     and President